EXHIBIT 99.1

Cardiol Therapeutics Announces Warrant Exercise for Over USD $7 Million in Proceeds

  Proceeds strengthen balance sheet ahead of pivotal Phase III MAVERIC trial data readout in recurrent pericarditis and extends cash runway into H1 2028.

TORONTO, Sept. 16, 2026 /CNW/ -- Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a late-stage life sciences company advancing anti-inflammatory and anti-fibrotic therapies for heart disease, is pleased to announce it has received proceeds of over USD $7 million from the exercise of outstanding common share purchase warrants. The capital raised will extend Cardiol's cash runway into H1 2028, fund operations through topline data readout from the pivotal Phase III MAVERIC trial of CardiolRx™ in recurrent pericarditis, and provide the Company with additional flexibility and working capital as it moves beyond that significant milestone.

"These warrant exercises reflect our shareholders' confidence in Cardiol's clinical progress, strategic direction, and long-term potential as we approach a potentially transformative milestone for the Company," said David Elsley, President and Chief Executive Officer of Cardiol Therapeutics. "We are grateful for their continued support, which further strengthens our financial position and strategic flexibility."

"Our pivotal Phase III MAVERIC trial builds on positive Phase II results demonstrating marked reductions in pain, inflammation, and recurrence, and represents an important step toward delivering a differentiated treatment for patients living with recurrent pericarditis. The proceeds from the exercise of these warrants will support regulatory preparations for a potential New Drug Application, subject to favorable MAVERIC results and regulatory input, as well as the advancement of our broader pipeline of novel treatments for inflammatory heart disease, including heart failure."

Pursuant to the terms of the common share purchase warrants issued in private placement of units on October 17, 2025, and October 20, 2025 (the "Warrants"), the Company confirms that, as of market close on September 15, 2026, it is entitled to exercise its Acceleration Right. Of the 5,712,500 Warrants originally issued, 425,000 remained unexercised at that date, representing additional potential gross proceeds of USD $573,750.

This news release constitutes notice of acceleration (the "Acceleration Notice") to Warrant holders of the exercise of the Acceleration Right. Accordingly, the Warrants will expire at 4:00 p.m. (Eastern Time) on October 16, 2026, being the 30th day following delivery of the Acceleration Notice (the "Early Expiry Date"). Any Warrants remaining unexercised after the Early Expiry Date will be automatically cancelled for no consideration.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Company's lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular innate immune system response known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

The MAVERIC Program is evaluating CardiolRx™ for the treatment of recurrent pericarditis, an inflammatory disease of the pericardium associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, which can lead to physical limitations, reduced quality of life, emergency department visits, and hospitalizations. The program comprises the completed Phase II MAvERIC-Pilot study (NCT05494788) and the ongoing pivotal Phase III MAVERIC trial (NCT06708299). The U.S. FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, including recurrent pericarditis.

The ARCHER Program also studied CardiolRx™, specifically in acute myocarditis--an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in individuals under 35 years of age. The program comprises the completed Phase II ARCHER study (NCT05180240), which evaluated the safety, tolerability, and efficacy of CardiolRx™ in this patient population.

The Company is also developing CRD-38, a novel, subcutaneously administered drug formulation intended for the treatment of inflammatory heart disease, including heart failure--a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding US$30 billion per year.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:
This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to statements regarding the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease; the Company's intended clinical studies and trial activities and timelines associated with such activities, including the Company's plan to complete the Phase III study in recurrent pericarditis with CardiolRx™; the Company's plan to advance the development of CRD-38, a novel subcutaneous formulation intended for the treatment of inflammatory heart disease, including heart failure; the extension of the Company's cash runway into H1 2028; the Company's intended use of proceeds from the exercise of the Warrants; the exercise of the outstanding Warrants; and the cancellation of the unexercised Warrants following the Early Expiry Date. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form filed with the Canadian securities administrators and U.S. Securities and Exchange Commission on March 31, 2026, available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements.

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SOURCE Cardiol Therapeutics Inc.

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%CIK: 0001702123

For further information: For further information, please contact: Investor.relations@cardiolrx.com

CO: Cardiol Therapeutics Inc.

CNW 07:27e 16-SEP-26